Exhibit 99.1

Check-Cap Clears Key Nasdaq Requirement, Advancing MBody AI Merger Toward Completion

Milestone achieved as shareholder-approved merger with MBody AI remains on track

ISFIYA, ISRAEL, Jan. 26, 2026 (GLOBE NEWSWIRE) -- Check-Cap Ltd. (NASDAQ: MBAI) (“Check-Cap” or the “Company”) today announced that it has received written confirmation from the Nasdaq Listing Qualifications Department that the Company has regained compliance with Nasdaq’s minimum shareholders’ equity requirements pursuant to Nasdaq Listing Rule 5550(b).

This confirmation clears a key regulatory requirement and represents a significant positive milestone as Check-Cap advances toward completion of its previously announced, shareholder-approved merger with MBody AI. The merger is expected to transform Check-Cap into a publicly traded leader in embodied artificial intelligence, subject to customary closing conditions.

The merger with MBody AI received approximately 98% shareholder approval in November 2025 and remains on track for closing. With Nasdaq compliance now confirmed, the Company is positioned to focus on execution and final transaction steps as it prepares for the transition to a pure-play embodied artificial intelligence (“AI”) public company.

MBody AI is an emerging leader in embodied artificial intelligence, developing and actively deploying the MBody AI Orchestrator™, a hardware-agnostic platform that delivers real-time data intelligence and AI-driven performance insights across robotic systems. Its technology is already deployed across robotic fleets at multiple blue chip, Fortune 500 customers, enabling actionable intelligence across diverse equipment types, with a clear roadmap toward full fleet-level orchestration in heterogeneous robotic environments. Upon completion of the merger, public-market investors are expected to gain exposure to the rapidly expanding embodied AI sector through a Nasdaq-listed platform.

Leadership Commentary

David Lontini, Chairman of the Board and Interim Chief Executive Officer of Check-Cap, stated:

“With full Nasdaq compliance now confirmed, we have cleared a key requirement as we move toward completing the MBody AI merger. This milestone meaningfully strengthens our position heading into the final stages as we advance toward transforming Check-Cap into a publicly traded embodied AI platform at the forefront of the most important technology shifts of the decade.”

John Fowler, Chief Executive Officer of MBody AI, added:

“As we move closer to becoming a Nasdaq-listed company, this milestone represents an important step in bringing the MBody AI platform to the public markets. We are excited by the opportunity to scale our embodied AI technology with the visibility, access, and discipline that come with being a public company.”

About Check-Cap Ltd.

Check-Cap Ltd. (NASDAQ: MBAI) is a technology company undergoing a strategic transformation. Through its shareholder-approved merger with MBody AI, Check-Cap expects to become a publicly traded leader in embodied artificial intelligence, delivering real-time data intelligence and AI-driven insights for robotic systems across industries.

About MBody AI

MBody AI is an embodied artificial intelligence company building the autonomous workforce of the future. Its proprietary, hardware-agnostic MBody AI Orchestrator™ platform delivers real-time data intelligence and AI-driven performance insights for robotic systems across industries, with a roadmap toward full fleet orchestration. MBody AI serves Fortune 500 enterprises and blue-chip customers. For more information, visit www.mbody.ai.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements, which include, among others, statements regarding the completion and timing of the merger with MBody AI, the Company’s ability to maintain continued compliance with Nasdaq listing requirements, the expected benefits of the merger, MBody AI’s technology roadmap, the Company’s belief about the market and technology trend, the anticipated growth of the embodied AI market, and the future operations and positioning of the combined company. These forward-looking statements are based on the Company’s current intentions, beliefs, and expectations regarding future events. Actual results may differ materially due to risks and uncertainties including, but not limited to, the satisfaction of closing conditions, the ability to complete the merger on the anticipated timeline or at all, integration risks, customer concentration risks including the potential loss or termination of key customer contracts, the ability to develop and commercialize new products and features, market conditions, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements except as required by law.

Investor Relations

investors@mbody.ai
www.mbody.ai

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$MBAI #ArtificialIntelligence #Robotics #Nasdaq #EmbodiedAI #MBodyAI

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